787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 19, 2022

VIA EDGAR

David Manion, Esq.

John Grzeskiewicz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Floating Rate Income Trust
(Securities Act File No. 333-266318, Investment Company Act File No. 811-21566)
Response to Staff Comments

Dear Messrs. Manion and Grzeskiewicz:

On behalf of BlackRock Floating Rate Income Trust (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on August 3, 2022, August 23, 2022, and August 25, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Trust filed on July 25, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Please note that the financial statements filed with the Registration Statement go stale on September 2, 2022. If the Amendment is filed after

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

September 2, 2022, the Trust will need to update the financial statements to include information from the period ended June 30, 2022.

Response No. 1:	The Trust has updated the financial statements to include information from the period ended June 30, 2022 in the Amendment.

Comment No. 2:	Please file the Trust’s auditor’s consent with the Amendment.

Response No. 2:	The Trust will file the auditor’s consent with the Amendment.

Comment No. 3:	Summary of Trust Expenses. Please supplementally confirm that there are no acquired fund fees and expenses required to be disclosed in the fee table.

Response No. 3:

The Trust submits that it incurred one basis point of acquired fund fees and expenses during the most recent fiscal year. Accordingly, it has revised the fee table in the above-referenced section to add a line item for Acquired Fund Fees and Expenses.

Disclosure Staff Comments

Comment No. 4:

Prospectus Summary – Distributions. Please inform the Staff whether the Trust intends to report a distribution rate. If the Trust intends to report a distribution rate at any time prior to finalizing its tax figures, the Trust should disclose the estimated portion of the distribution rate that results from a return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response No. 4:

The Trust currently reports, and intends to continue to report, distribution yields or distribution rates in various mediums, including on its website, in fund fact sheets and in its annual and semi-annual shareholder reports. The Trust confirms that such materials also include total return information. The Trust notes that the final tax character of the Trust’s distributions as income, capital gain, or return of capital, if any, for the current year is not determinable until fiscal year-end, at which time the Trust provides tax reporting information to its investors. The Trust notes that any amounts of distributions for the current year that are estimated to be returns of capital are disclosed to investors in the Trust’s notices delivered pursuant to section 19(a) of the Investment Company Act of 1940, as amended, (“Section 19 Notices”). The Trust’s Section 19 Notices are also posted in the “Closed-End Funds” section of the BlackRock website and included in the Trust’s annual and semi-annual shareholder reports.

Comment No. 5:

Prospectus – Summary of Trust Expenses. With respect to the fee table, the Staff notes that a contractual fee waiver can only be reflected in the fee table if the duration of the waiver is at least one year from the effective date of the Registration Statement. The Staff notes that the duration of the waiver in footnote 4 of the fee table is currently less than a year.

Response No. 5:	The Trust has revised footnote 4 of the fee table to reflect that the waiver will continue through June 30, 2024.

Comment No. 6:

The Trust’s Investments – Portfolio Contents and Techniques. The Staff notes that there is a reference that the Trust may get involved with payment-in-kind (“PIK”) and original issue discount (“OID”) securities. Are PIK and OID securities principal investment strategies or risks of the Trust? If the Trust plans to invest significantly in PIK or OID securities, please disclose the risks presented by PIK and OID securities, such as:

•  The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan. The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest rates;

• Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
• PIK instruments may have unreliable valuations because the accruals require judgments about the ultimate collectability of the deferred payments and the value of the associated collateral;
• Use of PIK and OID securities may provide certain benefits to the Trust’s adviser, including increasing management fees and incentive compensation;

•  The Trust may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Trust assets; and

•  The required recognition of OID, including PIK interest, for U.S. federal income tax purposes may have a negative impact on liquidity because it represents a non-cash component of the Trust’s taxable income that must nevertheless be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response No. 6:	The Trust submits that PIK and OID securities are not principal investment strategies or risks of the Trust.

Comment No. 7:

The Staff reminds the Trust that the legality opinion must be filed prior to the Registration Statement’s effectiveness. The legality opinion in the shelf registration statement at the time it becomes effective may include assumptions regarding the future issuances of securities that would generally not be acceptable in connection with a non-shelf offering. The Staff does not require a legal opinion at the time the shelf registration is effective as long as the Trust includes an undertaking to file an unqualified opinion with each takedown. When a takedown occurs, the Trust must file an updated opinion as an exhibit to the Registration Statement, unless an appropriately unqualified opinion was filed at the time of effectiveness.

Response No. 7:

The Trust confirms that the legality opinion will be filed prior to the Registration Statement’s effectiveness. The Trust acknowledges that it must file an updated opinion as an exhibit to the Registration Statement when a takedown occurs.

Comment No. 8:	Does the Trust intend to use derivatives to transform fixed rate securities into floating rate securities for the purpose of complying with its 80% test?

Response No. 8:

Similar to other funds that utilize synthetic instruments to obtain exposure to the type of investments that are the subject of their 80% policies under Rule 35d-1, the Trust may utilize derivative instruments, such as interest rate swaps, with respect to fixed-rate loans or debt such that its exposure is to floating rate interest payments and not to fixed rate interest payments, for purposes of meeting its 80% policy.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Enclosures

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC
Bomi Lee, Esq., BlackRock Advisors, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP